Exhibit 99.1

	Masterworks 232, LLC

	Gross Artwork Sale Proceeds	$1,750,000
(+)	Cash on Balance Sheet	$130.00
(-)	Sale Expenses Charged to Issuer	$0.00
=	Net Liquidation Proceeds	$1,750,130
(-)	Class B Shares	$(100.00)
(-)	Class B Profit Share	$(117,294.00)
=	Distributable Proceeds to Class A Shares	$1,632,736.00
(/)	Total Class A Shares Outstanding	58,178 *
=	Distributable Proceeds per Class A Share	28.06
(/)	Initial Offering Price per Class A Share	20.00
=	Multiple on Invested Capital (MOIC)	1.403

	Offering period
	Cash Receipt Date	6/26/2026
(-)	Final Offering Close Date	5/18/2023
=	Days from final close to cash receipt	1,135
(/)	Days of year	365
=	IRR Period (in years)	3.11

	IRR Calculation
	MOIC	1.40322
	IRR Period (in years)	3.11
	IRR	11.5%

*Reflects 957 Class A shares issued in respect of administrative service fees held by Masterworks Administrative Services, LLC at the time of the sale.